Consolidated Financial Statements

Cardiome Pharma Corp.
(Expressed in Canadian dollars)
December 31, 2004

AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Cardiome Pharma Corp.

We have audited the consolidated balance sheets of Cardiome Pharma Corp. as at December 31, 2004 and December 31, 2003 and the consolidated statements of loss and deficit and cash flows for the year ended December 31, 2004, for the thirteen months ended December 31, 2003 and for the year ended November 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2004, for the thirteen months ended December 31, 2003 and for the year ended November 30, 2002, in accordance with Canadian generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, the Company changed its policy for the method of accounting for stock-based compensation, effective December 1, 2002.

Vancouver, Canada,	/s/ Ernst & Young LLP
February 4, 2005.	Chartered Accountants

Cardiome Pharma Corp.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

	December 31,	December 31,
	2004	2003
	$	$

ASSETS
Current
Cash and cash equivalents [note 6]	7,673,892	13,978,880
Short-term investments [notes 6 and 10]	16,693,319	30,604,031
Amounts receivable [note 5]	14,289,307	4,360,377
Prepaid expenses	1,131,591	798,004
Total current assets	39,788,109	49,741,292
Capital assets [note 7]	2,687,290	849,689
Intangible assets [note 8]	25,851,072	41,533,337
	68,326,471	92,124,318

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 15]	5,833,974	4,343,118
Deferred revenue [note 13]	4,868,817	4,893,400
Future income tax liability [note 14]	2,164,000	—
Current portion of capital lease obligations [note 12[b]]	7,061	27,045
Current portion of deferred leasehold inducement [note 9]	95,108	—
Total current liabilities	12,968,960	9,263,563
Capital lease obligations [note 12[b]]	—	7,040
Deferred revenue [note 13]	4,015,106	8,304,168
Deferred leasehold inducement [note 9]	859,984	—
Future income tax liability [note 14]	4,918,000	15,860,000
Total liabilities	22,762,050	33,434,771

Commitments and contingencies [notes 12 and 16]

Shareholders’ equity
Share capital [note 11[b]]	131,427,488	119,645,857
Contributed surplus	6,195,605	3,335,319
Deficit	(92,058,672)	(64,291,629)
Total shareholders’ equity	45,564,421	58,689,547
	68,326,471	92,124,318

See accompanying notes

On behalf of the Board:

/s/ Mark C. Rogers	/s/ Harold H. Shlevin
Director	Director

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in Canadian dollars)

		Thirteen
	Year ended	months ended	Year ended
	December 31,	December 31,	November 30,
	2004	2003	2002
	$	$	$

REVENUE
Licensing fees [note 13]	12,563,649	1,350,366	1,480,641
Research collaborative fees [note 13]	13,839,595	4,696,827	287,768
	26,403,244	6,047,193	1,768,409

EXPENSES
Research and development	38,666,892	16,928,018	9,759,442
General and administration	7,296,911	5,631,050	3,760,006
Amortization	5,062,158	6,028,230	4,441,501
Write-down of intangible assets [note 8]	11,521,176	—	—
	62,547,137	28,587,298	17,960,949
Operating loss	(36,143,893)	(22,540,105)	(16,192,540)

OTHER INCOME (EXPENSES)
Interest and other income	679,171	611,075	559,418
Foreign exchange gain (losses)	(1,080,321)	(46,783)	73,416
	(401,150)	564,292	632,834

Loss before income taxes	(36,545,043)	(21,975,813)	(15,559,706)
Future income tax recovery [notes 8 and 14]	8,778,000	2,110,000	1,530,000

Net loss for the period	(27,767,043)	(19,865,813)	(14,029,706)
Deficit, beginning of period	(64,291,629)	(44,425,816)	(30,396,110)
Deficit, end of period	(92,058,672)	(64,291,629)	(44,425,816)

Basic and diluted loss per common share [note 11[f]]	(0.71)	(0.63)	(0.60)

Weighted average number of
common shares outstanding [note 11[f]]	39,231,791	31,470,279	23,560,044

See accompanying notes

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in Canadian dollars)

		Thirteen
	Year ended	months ended	Year ended
	December 31,	December 31,	November 30,
	2004	2003	2002
	$	$	$

OPERATING ACTIVITIES
Loss for the period	(27,767,043)	(19,865,813)	(14,029,706)
Add items not affecting cash:
Amortization	5,062,158	6,028,230	4,441,501
Stock-based compensation	3,067,802	2,059,053	84,000
Deferred leasehold inducement amortization	(75,288)	—	—
Write-down of intangible assets	11,521,176	—	—
Future income tax recovery	(8,778,000)	(2,110,000)	(1,530,000)
	(16,969,195)	(13,888,530)	(11,034,205)
Changes in non-cash working capital items relating to
operations:
Amounts receivable	(9,928,930)	(3,847,710)	(336,655)
Prepaid expenses	(333,587)	(726,805)	—
Accounts payable and accrued liabilities	1,806,524	948,087	1,741,108
Deferred revenue	(4,313,645)	11,742,635	106,559
Cash used in operating activities	(29,738,833)	(5,772,323)	(9,523,193)

FINANCING ACTIVITIES
Issuance of share capital	11,574,114	31,063,759	27,884,444
Payment on obligations under capital leases	(27,024)	(27,395)	(15,937)
Repayment of long-term debt	—	—	(724,574)
Cash provided by financing activities	11,547,090	31,036,364	27,143,933

INVESTING ACTIVITIES
Acquisition of Cardiome, Inc. [note 4]	—	—	(1,382,606)
Purchase of capital assets	(2,695,034)	(336,050)	(203,375)
Leasehold inducements	1,030,380	—	—
Patent costs capitalized	(359,303)	(81,457)	(481,962)
Purchase of short-term investments	(39,690,850)	(38,553,131)	(33,717,159)
Sale of short-term investments	53,601,562	26,255,128	18,212,961
Cash provided by (used in) investing activities	11,886,755	(12,715,510)	(17,572,141)

Increase (decrease) in cash and cash equivalents
during the period	(6,304,988)	12,548,531	48,599
Cash and cash equivalents, beginning of period	13,978,880	1,430,349	1,381,750
Cash and cash equivalents, end of period	7,673,892	13,978,880	1,430,349

Supplemental cash flow information:
Interest paid	20,788	3,439	3,039

See accompanying notes

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. The Company changed its name to Nortran Pharmaceuticals Inc. on June 24, 1992 and subsequently to Cardiome Pharma Corp. on June 20, 2001. On March 8, 2002, the Company was continued under the laws of Canada. The Company is a product-focused cardiovascular drug development company.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

The Company changed its fiscal year end from November 30 to December 31, effective December 31, 2003. Accordingly, for the 2003 fiscal period, the Company has reported its annual consolidated financial statements for the thirteen month period ended December 31, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 17. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (incorporated in Canada), Cardiome, Inc. (incorporated in the United States), and Cardiome Research and Development (Barbados), Inc. (incorporated in Barbados). Intercompany accounts and transactions have been eliminated on consolidation.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Significant areas requiring the use of estimates relate to the assessment of net recoverable value of technology licenses and patents, accrual of clinical trial expenses, reporting of revenue recognition and stock-based compensation. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from those estimates.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiaries, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the monthly average exchange rate during the period. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the period.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at the lower of cost or market.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days and less than one year to be short-term investments. Short-term investments are considered available-for-sale and are carried at the lower of cost and market value.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

Laboratory equipment	5 years
Computer equipment	3 years
Office equipment	5 years
Laboratory equipment under capital lease	Term of lease
Leasehold improvements	Term of lease
Web-site development costs	3 years

Technology licenses and patent costs

Technology licenses, which includes licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

Management evaluates the recoverability of technology licenses and patents on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, exceed the carrying value of the underlying technology, the excess amount is charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Deferred leasehold inducements

Deferred leasehold inducement representing a tenant improvement allowance is being amortized on a straight-line basis over the initial term of the lease of ten years as a reduction of rent expense.

Government grants

Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants, collectibility is reasonably assured, and the amounts are non-refundable. During the year ended December 31, 2004, the Company recorded government grants of $48,463 [thirteen months ended December 31, 2003 - $76,000; year ended November 30, 2002 - $37,000] as a reduction of research and development expenditures.

Revenue recognition

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured.

Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement, and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization. At December 31, 2004 and December 31, 2003, no development costs have been deferred.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Stock-based compensation and other stock-based payments

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 11. Effective December 1, 2002, the Company adopted the fair value method of accounting for stock options granted, modified or settled since December 1, 2002 [note 3].

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period, excluding contingently issuable common shares. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICY

Stock-based compensation and other stock-based payments

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective December 1, 2002. This standard requires that all stock-based awards be measured and recognized using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms. Prior to the adoption of this standard no compensation expense was recognized for stock options issued.

4. BUSINESS COMBINATION

On March 8, 2002, the Company acquired 100% of the outstanding common shares of Cardiome, Inc., (formerly Paralex, Inc.) a development stage enterprise. The acquisition provides the Company with certain intellectual property rights, under a license from Johns Hopkins University, relating to the use of xanthine oxidase inhibitors for treatment of congestive heart failure (the “CHF technology”), other cardiovascular disorders and neuromuscular disease. The acquisition also provides the Company with the rights, under an exclusive worldwide sublicense from ILEX Oncology, Inc. (“ILEX”), which has merged into Genzyme Corp. effective December 21, 2004, to oxypurinol for the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. ILEX also granted the Company an exclusive license to certain safety and efficacy clinical data, know-how and an option to acquire additional efficacy clinical data of oxypurinol for the treatment of gout. Oxypurinol is one of the known xanthine oxidase inhibitors. The Company expected that the combination of these licenses would potentially expedite the development of the CHF technology directly into Phase II clinical trial. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Cardiome, Inc.

The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

4. BUSINESS COMBINATION (cont’d.)

The purchase price has been allocated to the fair value of Cardiome, Inc.’s identifiable net assets and liabilities in accordance with the purchase method as follows:

$

Assets acquired:
Cash	624
Other assets	560,368
License technology	48,897,408
Total assets acquired	49,458,400

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Future income tax liability	19,500,000
Total liabilities assumed	20,578,613
Net assets acquired	28,879,787

Consideration given:
8,203,396 common shares	27,480,261
Transaction costs	1,399,526
Total consideration	28,879,787

The purchase price allocation reflects the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon the Company’s evaluation of such assets and liabilities following the closing of the acquisition. The value of the common shares issued was determined to be $3.36 per share using the three-day average quoted market price of the Company’s common shares on the Toronto Stock Exchange (the “TSX”) for the period from December 20 to 22, 2001. December 21, 2001 was the date on which the terms of the acquisition were agreed to and announced. The amount allocated to the common shares of $27,480,261 is net of costs of registering the shares of $83,149.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS AND RISK

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short-term nature. Other long-term financial instruments bear interest at rates which, in management’s opinion, approximate the current interest rates and therefore, approximate their fair value.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Interest rate risk arises as the Company’s investments bear fixed interest rates. Foreign exchange risk arises as the Company’s investments which finance operations are substantially denominated in Canadian dollars and a significant portion of the Company’s expenses are denominated in United States dollars and Euros.

As at December 31, 2004, included in amounts receivable is an amount of $13,847,269 (US$11,520,191) due from one research collaborator. [December 31, 2003 - $3,687,645 (US$2,844,308)].

6. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $6,207,000 [December 31, 2003 - $6,472,000] of commercial paper, bankers’ acceptances and term deposits with an average interest rate of 2.17% at December 31, 2004 [December 31, 2003 - 2.55%] including $2,687,365 (US$2,235,745) [December 31, 2003 - nil] denominated in U.S. dollars.

Short-term investments mainly comprise commercial paper and term deposits with an average interest rate of 2.25% at December 31, 2004 [December 31, 2003 - 2.31%] and maturities to April 2005 [December 31, 2003 - December 2004] including $5,228,607 (US$4,349,923) [December 31, 2003 - $6,461,043 (US$4,983,450)] denominated in U.S. dollars.

At December 31, 2004, the fair value of the short-term investments was approximately $16,693,000 [December 31, 2003 - $30,624,000], based on quoted market prices.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

7. CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2004
Laboratory equipment	970,027	622,519	347,508
Computer equipment	744,843	413,344	331,499
Office equipment	372,721	135,467	237,254
Laboratory equipment under capital lease	77,418	70,966	6,452
Leasehold improvements	1,960,037	195,460	1,764,577
Web-site development costs	13,640	13,640	—
	4,138,686	1,451,396	2,687,290

December 31, 2003
Laboratory equipment	885,960	721,544	164,416
Computer equipment	576,215	446,436	129,779
Office equipment	266,843	120,017	146,826
Laboratory equipment under capital lease	77,418	45,161	32,257
Leasehold improvements	412,036	37,898	374,138
Web-site development costs	13,640	11,367	2,273
	2,232,112	1,382,423	849,689

Included in leasehold improvements at December 31, 2003, is an amount of $371,126 of leasehold improvements under construction for which no amortization has been charged.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

8. INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	Value
	$	$	$

December 31, 2004
Technology licenses	38,300,346	13,263,862	25,036,484
Patents	1,514,650	700,062	814,588
Total	39,814,997	13,963,924	25,851,072

December 31, 2003
Technology licenses	53,365,070	12,282,502	41,082,568
Patents	1,049,010	598,241	450,769
Total	54,414,080	12,880,743	41,533,337

During the year ended December 31, 2004, the Company recorded additional amortization expense of $nil [thirteen months ended December 31, 2003 - $42,693; year ended November 30, 2002 - $227,584] with respect to patents no longer directly related to the Company’s current focus.

In addition, during the year ended December 31, 2004, the Company decided to discontinue its efforts to pursue the allo-intolerant gout indication for Oxypurinol and wrote down $7,054,176 of the intangible assets, net of future tax recovery, related to the Oxypurinol gout project. The net write-down includes the write-down of the net book value of intangible assets and related future income tax liability, which arose from the Company’s acquisition of Cardiome, Inc. by issuance of common shares of the Company in March 2002 [note 4], of $11,266,623 and $4,467,000, respectively, and a write-down of the carrying value of a license (cash payment in May 2002) by $254,553.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

9. DEFERRED LEASEHOLD INDUCEMENT

Pursuant to a lease agreement, the Company received a cash tenant improvement allowance amounting to $1,030,380 from the landlord for leasehold improvements during the year ended December 31, 2004. $792,600 of the tenant improvement allowance (“Basic Allowance”) is being amortized on a straight line over the initial term of the lease. The remaining $237,780 (the “Additional Allowance”) represents a repayable allowance, collateralized with a letter of credit [note 10], which is being repaid over 10 years with interest at 10% per annum at approximately $38,000 per annum. The Company is obligated to refund the unpaid portion of the Additional Allowance upon early termination of the lease.

10. CREDIT FACILITY

At December 31, 2004, the Company had available a corporate credit card facility, and an unused operating line of credit of $38,000 bearing interest at the bank’s prime rate and payable on demand. Cashable certificates totalling $387,780 [December 31, 2003 - $100,000] included in short-term investments are pledged as collateral for these facilities and the Additional Allowance [note 9].

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

11. SHARE CAPITAL

[a] Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value issuable in series of which none are currently issued and outstanding.

[b] Issued

	Number of
Common shares	shares	Amount
	#	$

Balance, November 30, 2001	10,308,962	32,251,393
Issued upon conversion of special warrants	458,583	864,927
Issued for cash upon public offering [iv]	9,309,657	27,908,517
Issued for cash upon exercise of options	27,500	77,000
Issued for the acquisition of Cardiome, Inc. [note 4]	8,203,396	27,480,261
Balance, November 30, 2002	28,308,098	88,582,098
Share issuance cost related to a prior share offering	—	(34,100)
Issued upon conversion of special warrants [iii]	3,810,000	7,133,752
Issued for cash upon public offering and exercise of over-
allotment option [ii]	4,381,500	21,389,367
Issued for cash upon exercise of options	196,026	600,569
Issued for cash upon exercise of warrants	594,484	1,974,171
Issued pursuant to exercise of warrants on cashless
basis [iv]	25,601	—
Balance, December 31, 2003	37,315,709	119,645,857
Issued for cash upon equity investment from Fujisawa [i]	646,712	4,080,753
Issued for cash upon exercise of options	534,925	1,809,645
Issued for cash upon exercise of warrants	1,991,010	5,683,717
Issued pursuant to exercise of warrants on cashless basis	104,478	—
Reallocation of contributed surplus arising from stock-
based compensation related to the exercise of options	—	207,516
Balance, December 31, 2004	40,592,834	131,427,488

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

[i]
On October 28, 2004, the Company issued 646,712 common shares to Fujisawa Healthcare, Inc. (“Fujisawa”), following the exercise of an option by the Company requiring Fujisawa to acquire US$4 million of its common shares at a 25% premium to the average closing price of its common shares on the TSX over a 30-calendar day period, for a total deemed price per share of Cdn$7.89.

The total proceeds received has been allocated to share capital based on the quoted market price of the Company’s common shares on the TSX on the option exercise date and the balance has been recorded as deferred licensing revenue [note 13 [b]].

[ii]
On September 23, 2003, the Company closed a public offering of common shares pursuant to which the Company issued 3,810,000 common shares at a price of $5.25 per common share, resulting in gross proceeds of $20,002,500. In addition, the Company granted the underwriters an over-allotment option to purchase up to 571,500 common shares at $5.25 per share, exercisable not later than 30 days after the closing of the offering. On October 23, 2003, the full over-allotment option was exercised and the Company issued 571,500 common shares at a price of $5.25 per share for gross proceeds of $3,000,375. In connection with the public offering, including the exercise of over-allotment option, the Company paid a cash commission of $1,265,158 and incurred total legal and professional fees of $348,350.

[iii]
On April 10, 2003, the Company completed a private placement of 3,810,000 special warrants for total gross proceeds of $8,010,600, of which 3,762,000 were issued at a price of $2.10 per special warrant and 48,000 were issued at a price of $2.30 per special warrant. Each special warrant entitled the holder to acquire, upon exercise, one common share of the Company and one half of one share purchase warrant, for no additional consideration. Pursuant to a receipt for a final prospectus qualifying the common shares and share purchase warrants on June 5, 2003, the Company issued 3,810,000 common shares and 1,905,000 share purchase warrants upon the automatic exercise of the special warrants. Each whole share purchase warrant entitled the holder to acquire one common share at $2.75 expiring April 10, 2004. In connection with the private placement, the Company paid a cash commission of $480,636 and incurred total legal and professional fees of $396,212.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

[iv]
On March 8, 2002, the Company completed a public offering of 9,309,657 units (the “Units”) of the Company at a price of $3.32 per unit for total gross proceeds of $30,908,061 (the “Offering”). Each Unit was converted into one common share in the capital of the Company and one quarter of one common share purchase warrant (a “Warrant”) of the Company. One whole Warrant entitled the holder to purchase one common share of the Company at $6.64 expiring March 7, 2004. In connection with the public offering, the Company paid a cash commission of $2,163,564 and legal and professional fees of $835,980. In addition, the Company granted brokers’ warrants (“Brokers’ Warrants”) to purchase 930,966 Units at a price of $3.80 per Unit until March 8, 2004 to the lead agents of the public offering. During the period ended December 31, 2003, 105,596 Broker Warrants were exercised pursuant to a “cashless” exercise provision resulting in the issuance of 25,601 common shares.

[c] Common share purchase warrants

Details of the share purchase warrants for the year ended December 31, 2004 are summarized as follows:

#
Number of Share Purchase Warrants Outstanding

Balance, December 31, 2003	5,109,527
Warrants exercised on a cash basis	(1,991,010)
Warrants exercised on a cashless basis	(401,860)
Warrants expired unexercised	(2,540,157)
Balance, December 31, 2004	176,500

During the year ended December 31, 2004 the Company issued 104,478 common shares for 401,860 warrants exercised on a cashless basis. As at December 31, 2004, common shares issuable upon exercise of common share purchase warrants are as follows:

	Exercise	Number of
Date of expiry	price	warrants

February 9, 2007	US $2.40	101,508
February 9, 2007	US $4.80	37,496
February 9, 2007	US $8.00	37,496
Balance, December 31, 2004		176,500

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

[d] Stock options

In May 2001, the shareholders approved a stock option plan (“2001 Plan”) providing for the granting of options to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. In May 2004, the shareholders approved an amendment to the 2001 Incentive Stock Option Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 5,500,000 Common Shares to 6,000,000 Common Shares and (ii) to change the period during which optionees may exercise options after ceasing to be an eligible person. At December 31, 2004, the Company has 1,006,916 [December 31, 2003 - 745,390] common shares available for future issuance under the 2001 Plan.

At December 31, 2004, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding			Options exercisable
	December 31, 2004			December 31, 2004
		Weighted
		average	Weighted	Number of	Weighted
Range of	Number of	remaining	average	common	average
exercise price	common	contractual life	exercise price	shares	exercise price
$	shares	(years)	$	issuable	$
	issuable

$2.80-$2.92	102,500	2.21	2.90	102,500	2.90
$3.00-$3.68	2,815,209	3.96	3.29	2,198,541	3.28
$4.20-$5.05	548,450	4.47	5.03	548,450	5.03
$5.08-$5.96	428,750	2.36	5.51	388,750	5.52
$6.29-$7.24	807,000	5.34	6.46	165,416	5.61
	4,701,909	4.07	4.23	3,403,657	3.92

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

Stock options activities are summarized as follows:

	Number of	Weighted average
	common shares	exercise
	under option	price
	#	$

Balance, November 30, 2001	1,079,688	4.37
Options granted	2,784,125	3.28
Options exercised	(27,500)	2.80
Options forfeited	(84,375)	4.23
Options expired	(142,500)	4.68
Balance, November 30, 2002	3,609,438	3.53
Options granted	1,650,750	4.28
Options exercised	(196,026)	3.06
Options forfeited	(355,578)	4.10
Options expired	(150,000)	5.96
Balance, December 31, 2003	4,558,584	3.70
Options granted	893,250	6.35
Options exercised	(534,925)	3.38
Options forfeited	(215,000)	3.95
Balance, December 31, 2004	4,701,909	4.23

[e] Stock-based compensation

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants is amortized to expense over the vesting period. Compensation expense for the year ended December 31, 2004 amounted to $3,067,802 [December 31, 2003 - $2,059,053]. For the year ended December 31, 2004, this compensation expense is allocated between research and development expenses ($1,231,626) and general and administration expenses ($1,836,176) on the same basis as cash compensation. For the year ended December 31, 2003 this compensation expense is allocated between research and development expenses ($646,405) and general and administration expenses ($1,412,648) on the same basis as cash compensation. The weighted average fair value of stock options granted during the years ended December 31, 2004 and December 31, 2003 was $4.30 and $2.65 per share respectively. The estimated fair value of the stock options granted in 2004 and 2003 was determined using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 75.2% and 85.0%, respectively; risk-free interest rate - 3.69% and 3.95%, respectively; and expected average life of the options - 6 years.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

[f] Loss per common share

	Year ended	Thirteen months	Year ended
	December 31,	ended December 31,	November 30,
	2004	2003	2002
	$	$	$

Numerator
Loss for the period	(27,767,043)	(19,865,813)	(14,029,706)

Denominator
Weighted average number of common shares
outstanding	39,231,791	31,470,279	23,560,044

Basic and diluted loss per common share	(0.71)	(0.63)	(0.60)

12. COMMITMENTS

[a] Operating leases

The Company has entered into a lease agreement for the current office and laboratory space for a term of 10 years expiring through March 2014, with an option to extend for three additional two-year periods. Future minimum annual lease payments under the lease are as follows:

$

2005	255,944
2006	262,549
2007	296,234
2008	331,241
2009	351,717
Thereafter	1,500,985
2,998,670

Rent expense for the year ended December 31, 2004 amounted to $322,518 [thirteen months ended December 31, 2003 - $374,510; year ended November 30, 2002 - $263,891].

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

12. COMMITMENTS (cont’d.)

[b] Capital leases

The Company leases laboratory equipment under capital lease obligations. Future minimum lease payments under the capital leases are as follows:

$

2005	7,138
Less: amount representing interest	(77)
7,061
Less: current portion of capital lease obligations	(7,061)
Long term portion of capital lease obligations	—

Interest expense during the year ended December 31, 2004 amounted to $1,418 [thirteen months ended December 31, 2003 - $3,439; year ended November 30, 2002 - $3,039].

[c] Clinical research agreements

The Company has entered into various collaborative clinical research and development agreements requiring it to fund fixed research and development expenditures of approximately $6.5 million for fiscal 2005.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

12. COMMITMENTS (cont’d.)

[d] License agreements

[i]
Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, of the licensed technology. The Company is no longer developing this licensed technology. As at December 31, 2004, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent relating to certain technology.

[ii]
Pursuant to a service agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed technology. The Company also has an obligation to pay royalties based on future net sales. The Company is no longer developing this licensed technology. As at December 31, 2004, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

[iii]
Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5,000 and increasing over the next three years to US$100,000 per annum.

The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones relating to certain technology that need to be met in ensuring that this occurs. The license agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days’ written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent relating to certain technology.

[iv]
Pursuant to a license and option agreement, the Company is responsible for milestone payments of up to US$3 million based on the successful completion of first phase II clinical trials and the U.S. Food and Drug Administration (“the FDA”) approval of the first new drug application and FDA approval for marketing and commercialization of the product in a cardiovascular indication. The Company is also responsible for milestone payments of up to US$6 million based on FDA approval for marketing and commercialization of the product in a hyperuricemic (gout) indication of the product and achievement of certain net sales of the product. The Company also has an obligation to pay royalties based on future net sales. During the year ended December 31, 2004, the Company decided to discontinue its efforts to pursue the allo-intolerant gout indication for Oxypurinol. At December 31, 2004, no amounts were payable. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor’s obligation to pay royalties under its original license agreement with a third party.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

13. COLLABORATIVE AGREEMENTS

[a]
On September 18, 2002, the Company entered into a development and transfer agreement with UCB Farchim S.A. (“UCB”) under which UCB purchased from the Company the exclusive rights to an anti-tussive program. Concurrently, the Company acquired a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and milestone payments of up to US$8 million on the first product developed by UCB and an additional US$3 million for each subsequent product developed. Also, UCB agreed to pay the Company for research services to be provided over an initial period of 12 months, extendable to up to 36 months at a rate of US$600,000 per annum. The Company agreed to pay a royalty to UCB for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002.

The Company received an initial payment of US$1,000,000 in fiscal year ended November 30, 2002. This initial payment was amortized as licensing revenue on a straight-line basis over the maximum 36-month term of the service agreement. During the year ended December 31, 2004, the Company received research service fees of US$128,571 (thirteen months ended December 31, 2003 - US$650,000; year ended November 30, 2002 - US$150,000), which were included in research collaborative fees. The remaining unamortized deferred revenue balance of $881,777 related to the initial payment was recorded as revenue in March 2004 when UCB elected not to extend the research service agreement with the Company.

[b]
On October 16, 2003, the Company entered into a collaboration and license agreement with Fujisawa Healthcare, Inc. (“Fujisawa”) for the co-development and commercialization of RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. Pursuant to this agreement, effective October 28, 2003, the Company has granted Fujisawa an exclusive license to RSD1235 and its related technology to develop, make and sell intravenous drugs in North America, including a right to sublicense to third parties. The Company retains the rights to the intravenous formulation of RSD1235 for markets outside North America and worldwide rights to the oral formulation of RSD1235 for chronic atrial fibrillation. Under the terms of the agreement, the Company received an up-front payment of $13.09 million (US$10 million) and will be entitled to milestone payments of up to $71 million (US$54 million) based on achievement of specified development and commercialization milestones, as well as royalties based on future net sales and sublicense revenue. Fujisawa has also agreed to make further milestone payments with respect to any subsequent drugs developed under the agreement.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

13. COLLABORATIVE AGREEMENTS (cont’d.)

Under the terms of the agreement, Fujisawa is responsible for 75% and the Company is responsible for 25% of eligible costs associated with the development of intravenous formulation of RSD1235. Fujisawa is also responsible for 100% of the marketing costs for the intravenous application of RSD1235 in North America.

In addition, the Company had the right to require Fujisawa to acquire $5.2 million (US$4 million) of its common shares at a 25% premium to the average closing price of its common shares on the TSX over a 30 calendar day period at any time within the twelve-month period after the Effective Date. The Company exercised its right on September 28, 2004 and completed this transaction with the issuance of 646,712 of its common shares to Fujisawa at a price of $7.89 per share [see note 11[b][i]].

This agreement can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met. Unless the agreement is otherwise terminated, the royalty payment period for each country will expire on the later of the expiration of the last valid claim of the patent rights or the date upon which sales by other parties exceed a certain percentage of the market in the country for a certain period of time.

The initial upfront payment is recorded as licensing revenue on a straight-line basis over the estimated development period of 36 months. During the year ended December 31, 2004, the Company charged Fujisawa $1,923,296 (US$1,482,505) [thirteen months ended December 31, 2003 - $647,400 (US$482,774)] for project management and $11,728,751 (US$8,993,729) [thirteen months ended December 31, 2003 - $3,126,542 (US$2,361,534)] for research and development cost recoveries, which were included in research collaborative fees. In addition, during the year ended December 31, 2004, a development milestone was achieved and accordingly, $7,228,200 (US$6,000,000) was included in licensing fees [note 5].

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

14. INCOME TAXES

At December 31, 2004, the Company has investment tax credits of $6,098,000 [December 31, 2003 - $4,746,000] available to reduce future income taxes otherwise payable. The Company also has loss carryforwards of $23,538,000 [December 31, 2003 - $21,457,000] available to offset future tax income in Canada ($1,716,000) and the United States ($21,822,000). The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses
	$	$

2005	62,000	24,000
2006	111,000	—
2007	261,000	—
2008	520,000	—
2009	402,000	—
2010	559,000	1,692,000
2011	786,000	—
2012	845,000	—
2013	1,087,000	—
2014	1,465,000	—
2021	—	322,000
2022	—	2,733,000
2023	—	6,532,000
2024	—	12,235,000
	6,098,000	23,538,000

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

14. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets and liabilities are shown below:

	December 31,	December 31,
	2004	2003
	$	$

Future tax assets:
Tax loss carryforwards	9,323,000	8,093,000
Research and development deductions and credits	12,555,000	9,482,000
Tax values of depreciable assets in excess of accounting values	781,000	793,000
Revenue unearned for accounting purposes	3,504,000	4,701,000
Share issue costs	1,003,000	747,000
Other items	3,000	3,000
Total future tax assets	27,169,000	23,819,000
Valuation allowance	(22,290,000)	(23,708,000)
Total future tax assets	4,879,000	111,000

Future tax liabilities:
Accounting value of technology in excess of tax value	(9,797,000)	(15,971,000)
Revenue unearned for tax purposes	(2,164,000)	—
Total future tax liabilities	(11,961,000)	(15,971,000)
Net future tax liabilities	(7,082,000)	(15,860,000)
Less current portion	(2,164,000)	—
Net long-term portion	(4,918,000)	(15,860,000)

The potential income tax benefits relating to certain future tax assets have not been recognized in the accounts as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

14. INCOME TAXES (cont’d.)

The reconciliation of income tax computed at the statutory tax rates to income tax expense (recovery), using a 35.62% [2003 - 37.75%; 2002 - 40.04%] statutory tax rate, is:

		Thirteen
	Year ended	months ended	Year ended
	December 31,	December 31,	November 30,
	2004	2003	2002
	$	$	$

Tax recovery at statutory income tax rates	(13,017,000)	(8,296,000)	(6,230,000)
(Utilization of losses) / occurrence of losses	(1,974,000)	(208,000)	3,490,000
Temporary differences	449,000	5,423,000	1,194,000
Expenses not deductible for tax purposes	1,813,000	971,000	16,000
Income recognized for tax purposes but not for
accounting purposes	5,125,000	—	—
Foreign tax rate differences	(1,174,000)	—	—

Future income tax recovery	(8,778,000)	(2,110,000)	(1,530,000)

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

15. RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided by related parties as follows:

		Thirteen
	Year ended	months ended	Year ended
	December 31,	December 31,	November 30,
	2004	2003	2002
	$	$	$

Directors for:
- research consulting services	78,000	—	20,833
- administrative consulting services	—	—	2,500
Law firm in which an officer is a partner for:
- legal services	194,000	—	100,159

The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. Included in accounts payable and accrued liabilities at December 31, 2004 is $54,688 [December 31, 2003 - $nil; November 30, 2002 - $27,355] owing to a legal firm where the Company’s current corporate secretary is a partner.

16. CONTINGENCIES

[a]
The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

[b]
The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

16. CONTINGENCIES (cont’d.)

[c]
The Company entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

17.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]
In 2001, the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of CICA with respect to accounting for income taxes and of Statement of Financial Accounting Standard (“SFAS”) 109, accounting for Income Taxes, there is a $102,720 difference in technology and deficit under U.S. GAAP for the period ended December 31, 2004 [December 31, 2003 - $111,280; November 30, 2002 - $222,560].

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[b]
For U.S. GAAP purposes, the Company has elected to prospectively adopt SFAS 148, “Accounting for Stock Based Compensation - Transition and Disclosure”, an amendment to SFAS 123 “Accounting for Stock Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to December 1, 2002. The standard permits the prospective recognition of stock based compensation expense for all employee stock-based compensation transactions occurring subsequent to December 1, 2002 using a fair value based method. Prior to the adoption of this standard, the Company elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company’s stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded compensation expense in respect of options granted to executive officers, directors and employees below fair market value of $10,000 for the year ended November 30, 2002.

[c]
Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions for the years ended November 30, 2002: dividend yield 0.0%; expected volatility 93%; risk-free interest rate 3.0%; and expected average option life of 3.8 years. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $76,799 for the year ended November 30, 2002 in respect of options earned by non- employees.

[d]
Under U.S. GAAP, short-term investments are classified as available-for-sale and carried at market values with unrealized gains or losses reflected as a component of accumulated other comprehensive income.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

The effect of the above on the Company’s consolidated financial statements is set out below:

Consolidated statements of loss and deficit

	Year ended	Thirteen months	Year ended
	December 31,	ended December 31,	November 30,
	2004	2003	2002
	$	$	$

Loss for the period, Canadian GAAP	(27,767,043)	(19,865,813)	(14,029,706)
Amortization of other assets [note 17[a]]	(102,720)	(111,280)	(102,720)
Adjustment for stock-based compensation
- employees [note 17[b]]	—	—	(10,000)
- non-employees [note 17[c]]	—	—	(76,799)
Loss for the period, U.S. GAAP	(27,869,763)	(19,977,093)	(14,219,225)
Reclassification adjustment for unrealized gains on
short-term investments	(19,973)	(72,509)	(29,591)
Unrealized gains on investments [note 17[d]]	—	19,973	72,509
Comprehensive loss for the period, U.S. GAAP	(27,889,736)	(20,029,629)	(14,176,307)

Loss for the period, U.S. GAAP	(27,869,763)	(19,977,093)	(14,219,225)

Weighted average number of common shares
outstanding, U.S. GAAP	39,231,791	31,470,279	23,560,044

Basic and diluted loss per common share,
U.S. GAAP	(0.71)	(0.63)	(0.60)

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

Balance sheets

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	December 31,	December 31,
	2004	2003
	$	$

Short-term investments [note 17[d]]	16,693,319	30,624,004
Intangible and other assets [note 17[a]]	25,859,632	41,644,617
Accumulated other comprehensive income
(losses) [note 17[d]]	—	19,973
Contributed surplus [notes 17[b], [c] and [d]]	7,116,654	4,256,368
Deficit	(92,971,161)	(65,101,398)

[e] Accounts payable and accrued liabilities comprise:
	December 31,	December 31,
	2004	2003
	$	$

Trade accounts payable	2,966,237	3,084,425
Accrued contract research	2,005,022	392,496
Employee-related accruals	605,000	646,000
Other accrued liabilities	257,715	220,197
	5,833,974	4,343,118

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[f] Pro forma information - Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to December 1, 2002. For stock options granted in 2001, the fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 88.1%; risk-free interest rate - 3.0%; and expected average life of the options - 6 years. For stock options granted in 2004 and 2003, see note 11[e].

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Year ended	Thirteen months	Year ended
	December 31,	ended December 31,	November 30,
	2004	2003	2002
	$	$	$

Loss for the period -- U.S. GAAP	(27,869,763)	(19,977,093)	(14,219,225)
Deduct: Stock based employee compensation
expense included in reported loss above	3,067,802	2,059,053	—
Add: Total stock based employee compensation
expense using fair value based method for all awards	(3,373,002)	(3,128,778)	(4,102,190)
Pro forma loss for the period	(28,174,963)	(21,046,818)	(18,321,415)
Basic and diluted loss per common share
As reported	(0.71)	(0.63)	(0.60)
Pro forma	(0.72)	(0.67)	(0.78)

[g] Recent pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock Based Compensation”. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to December 1, 2002.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2004		(expressed in Canadian dollars)

18. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada, except for intellectual property with a net book value of approximately $25,000,000 [2003 - $41,000,000] located in the U.S. During the year ended December 31, 2004, 4% and 96% of total revenue are derived from two collaborators in Switzerland and the United States respectively [thirteen months ended December 31, 2003 - 25% and 75% from one collaborator in Switzerland and two collaborators in the United States, respectively; year ended November 30, 2002 - 76%, 21% and 3% from three collaborators in Sweden, Switzerland and United States, respectively].